Exhibit 12.1

Statement Regarding Computation

of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
	(in thousands)
Earnings
Income (loss) from continuing operations before taxes	$15,573	$112,508	$74,562	$27,499	$10,421	$(130,234)
Plus: Fixed charges	10,036	23,811	5,156	4,626	26,920	24,545
Earnings, as defined	$25,609	$136,319	$79,718	$32,125	$37,341	$(105,689)
Fixed charges
Interest expense	$9,335	$21,972	$4,133	$4,017	$26,920	$24,545
Estimate of interest within rental expense	701	1,839	1,023	609	—	—
Fixed charges, as defined	$10,036	$23,811	$5,156	$4,626	$26,920	$24,545
Ratio of earnings to fixed charges	2.6x	5.7x	15.5x	6.9x	1.4x	— (1)

(1)   For the year ended December 31, 2009, earnings were inadequate to cover charges and the ratio of earnings to fixed charges therefor has not been presented for that period. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.00x (one-to-one coverage) was $130.2 million for the year ended December 31, 2009.